UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of OCTOBER, 2005.

                         Commission File Number: 0-30920


                             CENTRASIA MINING CORP.
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           CENTRASIA MINING CORP.
                                           -------------------------------------

Date:  OCTOBER 26, 2005                    /s/ Nick DeMare
     ------------------------------        -------------------------------------
                                           Nick DeMare,
                                           Director & CFO


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                             CENTRASIA MINING CORP.
                          1305 - 1090 West Georgia St.
                              Vancouver, BC V6E 3V7
                  Telephone: (604) 685-9316 Fax: (604) 683-1585

                                 AMENDED NOTICE
                                UNDER SECTION 4.9
                                       OF
                           NATIONAL INSTRUMENT 51-102



CENTRASIA MINING CORP. (formerly Baradero Resources Limited, the "Company") hereby gives notice pursuant to section 4.9 of National Instrument 51-102 that it was a party to a reverse takeover that has resulted in a change in the name of the reporting issuer.

On September 14, 2005, the Company acquired all of the issued shares of 0724000 B.C. Ltd. (formerly "Centrasia Mining Corp.") from its shareholders in exchange for 3,700,100 shares of the Company, and the Company then changed its name to Centrasia Mining Corp.

The transaction has not resulted in any change to the Company's reporting periods. Its first financial year-end subsequent to the transaction remains May 31, 2006, and the periods of the interim and annual financial statements required to be filed for the Company's first full financial year subsequent to the transaction remain for the three months ending August 31, 2006, for the six months ended November 30, 2006, for the nine months ended February 28, 2007 and for the year ended May 31, 2007 respectively.

This notice supercedes and replaces the previous notice filed on SEDAR on October 26, 2005.

Dated: October 27, 2005

ON BEHALF OF THE BOARD

/s/ Nick DeMare
-----------------------
Nick DeMare,
Chief Financial Officer

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